06016769

Rule 3.8A

Appendix 3E

SEC FILE #82-1852

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

SUPPL

Name of entity	ABN
ATLAS PACIFIC LIMITED	**32 009 220 053**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back**
2	Date Appendix 3C was given to ASX	**25th July 2006**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*255,000*	*78,000*
4	Total consideration paid or payable for the shares	*$76,7160.89*	*$24,599.73*

Shares purchased via ADR's on NASDAQ

dlw 9/13

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: **$0.309** lowest price paid: date: **$0.300**	highest price paid: **$0.315** lowest price paid: **$0.315** highest price allowed under rule 7.33: **$0.3160**

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**4,057,512**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Sign here: .... Date: **06/09/06**
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

SEC FILE #82-1852

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

SUPPL

Name of entity	ABN
ATLAS PACIFIC LIMITED	**32 009 220 053**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back**
2	Date Appendix 3C was given to ASX	**25th July 2006**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*333,000*	*47,000 **
4	Total consideration paid or payable for the shares	*$101,316.62*	*$14,787.58*

* 22,000 shares purchased via ADR's on NASDAQ

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: **$0.315** lowest price paid: date: **$0.300**	highest price paid: **$0.326** lowest price paid: **$0.305** highest price allowed under rule 7.33: **$0.326**

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**4,010,512**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **07/09/06**
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**